Exhibit 8.1

List of major subsidiaries, VIEs and VIEs' subsidiaries

Subsidiaries	Place of Incorporation

Four Seasons Education (Hong Kong) Limited	Hong Kong

Shanghai Fuxi Information Technology Service Co., Ltd.	PRC

Wuyuan Sijijiaozhong Tourism Inv Mgt Co., Ltd.	PRC

Variable interest entities	Place of Incorporation

Shanghai Luoliang Network Technology Co., Ltd.	PRC

Shanghai Four Seasons Education Investment Management Co., Ltd.	PRC

VIE's subsidiaries	Place of Incorporation

Wufeng Siji Xuezhi Education Management Co., Ltd.	PRC

Shanghai Huangpu Fantasy Further Education School	PRC

Shanghai Jing'an Four Seasons Intellectual Sports Club	PRC

Shanghai Zihua International Travel Service Co., Ltd.	PRC

Wuyuan Siji Gongda Study Camp Travel Development Co., Ltd.	PRC

Shanghai Xuhui Siji Xuece Education Technology Co., Ltd.	PRC

Shanghai Jing'an Siji Youxue Education Technology Co., Ltd.	PRC

Shanghai Pudong Siji Tian'an Education Technology Co., Ltd.	PRC